PIMCO Equity Series

Supplement Dated January 27, 2017 to the Prospectus, the REALPATH
Blend Funds Prospectus and the Statement of Additional Information (SAI), each dated October 31, 2016, each as supplemented from time to time

Automatic Conversion of Class C Shares to Class A Shares After Ten Year Holding Period

At a meeting held on January 24, 2017, for each series of PIMCO Equity Series (the Trust) that offers Class C Shares (each, a Fund), the Board of Trustees of PIMCO Equity Series approved an automatic conversion of the Funds Class C Shares into Class A Shares of the same Fund after they have been held for ten years. The conversion feature will be effective beginning on April 1, 2017. Shareholders will not pay a sales charge, including a contingent deferred sales charge, upon the conversion of their Class C Shares to Class A Shares pursuant to this conversion feature. The automatic conversion of each Funds Class C Shares into Class A Shares after the ten year holding period is not expected to be a taxable event for federal income tax purposes and should not result in the recognition of gain or loss by such converting shareholders. Shareholders should consult their tax advisers regarding the tax treatment of the conversions.

If you have any questions regarding the conversions, please contact the Trust at 18888774626.